Exhibit 8, 23.2

Susan B. Zaunbrecher, Esq.

zaunbrec@dinslaw.com

(513) 977-8171

September 1, 1999

United Bancshares, Inc.

100 South High Street

Columbus Grove, Ohio 45830

Ladies and Gentlemen

This opinion is rendered for use in connection with the Registration Statement on Form S-4, under the Securities Act of 1933, filed on September 2, 1999 (the "Registration Statement") filed by United Bancshares, Inc. with the Securities and Exchange Commission pursuant to which up to 1,085,000 shares of United Bancshares, Inc. common stock are to be registered for purposes of the proposed acquisition whereby Leipsic Interim Bank, a wholly-owned subsidiary of United Bancshares, Inc. (the "Interim Bank") will be merged with and into The Bank of Leipsic. As counsel for United Bancshares, Inc., we have been requested to render our opinion with respect to certain tax matters and consequences of the reorganization described in the Registration Statement. All capitalized terms used herein which are not defined shall have the meanings ascribed to them in the Registration Statement.

We hereby consent to the filing of this opinion as Exhibit 8 and 23.2 to the Registration Statement and the reference to our name in the Registration Statement.

We have reviewed the terms of the proposed transaction as set forth in the Plan and Agreement of Reorganization and the Agreement of Merger and described in the Registration Statement.

Our opinion is limited to the matters expressly addressed above. No opinion is given or should be inferred as to any other issue. Our opinion is further based on our analysis of the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service Rulings, and judicial decisions interpreting the Code as in effect on the date hereof, all of which are subject to change, prospectively or retroactively.

Based upon and subject to the foregoing, our opinion is as follows:

1. The proposed statutory merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(E) of the Code and the Treasury Regulations thereunder. The Bank of Leipsic, the Interim Bank and United Bancshares, Inc. will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the shareholders of The Bank of Leipsic upon the exchange of The Bank of Leipsic common stock for United Bancshares, Inc. common stock.

3. The federal income tax basis of the shares of United Bancshares, Inc. common stock received by the shareholders of The Bank of Leipsic will be the same as the basis of The Bank of Leipsic common stock surrendered therefor.

4. The holding period of United Bancshares, Inc. common stock received by the shareholders of The Bank of Leipsic will include the period during which The Bank of Leipsic common stock surrendered therefor was held, provided that The Bank of Leipsic common stock was a capital asset in the hands of the shareholders of The Bank of Leipsic on the date of the consummation of the transaction.

Very truly yours,

DINSMORE & SHOHL LLP

Susan B. Zaunbrecher